EXHIBIT 99.1

Evaxion out-licenses vaccine candidate EVX-B3 to MSD

  MSD exercises its option on vaccine candidate EVX-B3 for a cash payment of $7.5 million, which extend Evaxion’s cash runway to first half of 2027
  MSD will assume full responsibility for the further development of EVX-B3 with Evaxion eligible for development, regulatory and sales milestone payments with a potential value of up to $592 million, as well as royalties on sales
  MSD retains an option for a second vaccine candidate, EVX-B2, for which the evaluation period is extended with a decision on potential licensing expected in the first half of 2026
  Evaxion will host a conference call and webcast to discuss these events at 2.30pm CT/8.30am ET today

COPENHAGEN, Denmark, September 25, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has out-licensed its vaccine candidate EVX-B3 to MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) as per the option and license agreement entered between the two companies in September 2024.

Evaxion will receive a cash payment of $7.5 million and will be eligible for future development, regulatory and sales milestone payments of up to $592 million, as well as royalties on net sales. MSD will assume full responsibility and carry all costs for the further development of the EVX-B3 vaccine.

EVX-B3, currently in preclinical development, aims to address a serious global medical issue, targeting a pathogen associated with repeated infections, increasing incidence and often serious medical complications, and for which no vaccines are currently available. Identified with Evaxion’s AI-Immunology™ platform, EVX-B3 showcases the platform’s unique ability to uncover novel targets that would otherwise remain undiscovered.

“We are delighted that MSD has exercised its option on EVX-B3 following a very successful collaboration. This has significant financial value for us, but equally important is the massive validation of our AI-Immunology™ platform by MSD, the world leader in vaccine development and commercialization. We could not have found a better partner to develop and maximize the full potential for our AI-discovered vaccine candidate. Further, this exemplifies our strategic approach to monetize value through high-impact partnerships,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

“With its AI-Immunology™ platform, Evaxion has identified novel protective vaccine targets for a pathogen long considered difficult to address. We look forward to further evaluating EVX-B3 as part of our early vaccine pipeline,” says Tarit Mukhopadhyay, Vice President, Head of Infectious Diseases and Vaccine Discovery, MSD Research Laboratories.

Cash runway extended
The cash payment of $7.5 million extends Evaxion’s cash runway into the first half of 2027. We will continue to invest our cash at hand in operating and developing our business. Investments will be directed to both the AI-Immunology™ platform and our R&D pipeline projects to support our strategy of entering value-creating partnerships like the one with MSD.

EVX-B2 evaluation period extended
EVX-B3 was discovered and developed in a collaboration between Evaxion and MSD originally established in September 2023. A year later, the collaboration was expanded through the option and license agreement also covering EVX-B2, a preclinical vaccine candidate against Gonorrhea.

Evaxion and MSD have agreed to extend the evaluation period for EVX-B2 as an amendment to the option and license agreement. The extension follows an expansion of the initial evaluation plan encompassing further experiments. Consequently, a decision on potential in-licensing of EVX-B2 by MSD is now expected in the first half of 2026.

Should MSD exercise the option on EVX-B2, Evaxion will receive a cash payment of $2.5 million and be eligible for future development, regulatory and sales milestone payments of up to $592 million as well as royalties on sales as for EVX-B3. The milestones are not additive per product to get to total deal value as some discount may occur if both programs progress successfully.

Conference call and webcast
Evaxion’s Executive Management will host a conference call and webcast today at 2.30pm CET/8.30am EST, discussing the events as outlined above. The call will include a Q&A session.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique pin code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.